Exhibit 99.1

On March 15, 2012, August Lux Holding Company entered into a definitive purchase agreement to acquire all of the equity interests in certain indirect subsidiaries of Pinafore Holdings B.V. (the “Company”) that comprise the Company’s Schrader division. August Lux Holding Company is affiliated with Madison Dearborn Partners, LLC, a Chicago-based private equity firm.

The aggregate consideration payable in the transaction will be approximately $505.0 million in cash (subject to certain customary adjustments), plus a small minority equity interest in the parent of August Lux Holding Company. Proceeds of the sale are expected to be primarily used to repay existing indebtedness. The Schrader division manufactures tire pressure monitoring systems, valve products and tire hardware and related accessories for both original equipment manufacturers and after market customers. The Schrader division had fiscal year 2011 revenue of approximately US$451 million and fiscal year 2011 Adjusted EBITDA of approximately US$76 million. The closing of the transaction is subject to customary conditions and is expected to occur in the second quarter of 2012.

Barclays Capital Inc. and Goldman, Sachs & Co. served as financial advisors to subsidiaries of the Company involved in the transaction. Guggenheim Securities, LLC acted as financial advisor to Madison Dearborn Partners, LLC. Latham & Watkins LLP and Kirkland & Ellis LLP served as legal advisors to the subsidiaries of the Company involved in the transaction and Madison Dearborn Partners, LLC, respectively.

Forward-Looking Statements

This release may contain statements that are or may be forward-looking statements. Forward-looking statements include statements that typically contain words such as “expect,” “believe,” “intend,” “anticipate,” “estimate,” “will,” “may,” “could,” “should” and similar expressions. The Company cautions that any forward-looking statements made by the Company are not guarantees of future performance or events and are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Certain of these risks and uncertainties are described in the Company’s annual report on Form 20-F in the “Risk Factors” section on pages 3 to 15. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Therefore investors should not place undue reliance on such statements as a prediction of actual results. These forward-looking statements represent our view only as of the date they are made and we are not under any obligation to update forward-looking statements contained herein, except as may otherwise be required by law.